Exhibit 99.2

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Second Quarter 2012

LAKE FOREST, IL August 8, 2012 – UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI”), today announced results for the second quarter ended June 30, 2012. Net sales of $234.6 million for the three months ended June 30, 2012 were down from $251.9 million for the three months ended June 30, 2011. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the heavy duty channel, with a decline in the retail, traditional and OES (new car dealer service) channels, while the OEM was flat.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $33.2 million for the second quarter of 2012, compared with $40.9 million for the second quarter of 2011. The reconciliation of net income (loss) to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net loss for the quarter was $4.4 million, including $7.8 million, net of tax, in special charges, consisting primarily of business optimization costs, restructuring and severance costs, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group and costs of defending class action litigation. Excluding these items, adjusted net income would have been $3.4 million for the quarter. Adjusted net income for the second quarter of 2011 was $7.9 million, excluding $2.0 million, net of tax, in special charges, consisting primarily of costs related to the UCI acquisition (including merger and acquisition costs and inventory step up), restructuring and severance costs, patent and class action litigation costs, changes in the value of a swaption contract and costs of obtaining new business.

“We saw a general softness in the aftermarket in the second quarter, affecting our net sales for the period” said Bruce Zorich, Chief Executive Officer of UCI. “The softness in net sales was the leading factor in our lower operating results for the quarter. We are encouraged, however, that with increased miles driven and lower gas prices, the market appears to be headed for a bit of a rebound as we head into the second half of the year.”

As of June 30, 2012, the company’s cash on hand was $66.0 million, and total debt was $698.5 million.

Conference Call

Holdings will host a conference call to discuss its results and performance on Thursday, August 9, 2012 at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from August 10, 2012 for a 14 day period, at www.uciholdings.com. Click on the UCI 2012 2nd Quarter Results button.

About UCI Holdings Limited

UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings’ control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements. Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

George DiRado, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Successor	Successor	Successor	Combined	Successor	Predecessor
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	January 1, 2011 through January 25, 2011
Net sales	$234,601	$251,942	$496,232	$497,493	$418,651	$78,842
Cost of sales	181,525	191,762	376,159	395,728	335,432	60,296

Gross profit	53,076	60,180	120,073	101,765	83,219	18,546
Operating expenses
Selling and warehousing	(16,886)	(17,915)	(34,484)	(35,471)	(30,304)	(5,167)
General and administrative	(15,412)	(11,804)	(31,120)	(22,380)	(18,803)	(3,577)
Amortization of acquired intangible assets	(5,528)	(5,709)	(11,054)	(9,674)	(9,269)	(405)
Merger and acquisition costs	—	(2,535)	—	(16,201)	(11,031)	(5,170)
Restructuring costs, net	(3,771)	(675)	(3,767)	(786)	(786)	—
Stock-based compensation expense	—	—	—	(15,082)	—	(15,082)
Patent litigation costs	—	(104)	—	(636)	(136)	(500)
Antitrust litigation costs	(354)	(626)	(884)	(3,783)	(2,970)	(813)

Operating income (loss)	11,125	20,812	38,764	(2,248)	9,920	(12,168)
Other expense
Interest expense, net	(13,844)	(13,808)	(27,712)	(28,486)	(23,823)	(4,663)
Management fee expense	—	—	—	(139)	—	(139)
Loss on early extinguishment of debt	—	—	—	(24,153)	—	(24,153)
Debt commitment fees	—	—	—	(5,945)	(5,945)	—
Miscellaneous, net	(1,356)	(1,851)	(2,880)	(3,226)	(2,499)	(727)

Income (loss) before income taxes	(4,075)	5,153	8,172	(64,197)	(22,347)	(41,850)
Income tax (expense) benefit	(308)	788	(5,702)	22,010	8,058	13,952

Net income (loss)	(4,383)	5,941	2,470	(42,187)	(14,289)	(27,898)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net of tax	(2,967)	1,484	(236)	3,352	2,725	627
Pension and OPEB liability, net of tax	151	—	15,589	116	—	116

Total other comprehensive income (loss)	(2,816)	1,484	15,353	3,468	2,725	743

Comprehensive income (loss)	$(7,199)	$7,425	$17,823	$(38,719)	$(11,564)	$(27,155)

The condensed consolidated financial statements as of June 30, 2012 and December 31, 2011 and for the three and six months ended June 30, 2012 and 2011 of UCI Holdings Limited represent those of the Successor company. Prior to acquiring UCI International, UCI Holdings generated no net sales, had no operations and only incurred merger and acquisition costs and debt issuance costs in anticipation of acquiring UCI International. As such, UCI Holdings Limited’s statement of comprehensive income (loss) only includes UCI International’s activity since the date of the acquisition.

The condensed consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011 represent those of the Predecessor.

The column titled “Combined” in the tables represents the combination of Successor six months ended June 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined six months ended June 30, 2011. The “Combined” column does not purport to be on a pro forma basis and has been included for the purpose of additional information.

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	Successor
	June 30, 2012	December 31, 2011
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$66,008	$67,697
Accounts receivable, net	233,118	256,679
Related party receivable	24,576	10,760
Inventories	158,636	152,818
Deferred tax assets	46,952	37,894
Other current assets	17,093	15,375

Total current assets	546,383	541,223
Property, plant and equipment, net	157,100	153,044
Goodwill	308,450	308,821
Other intangible assets, net	411,439	423,687
Deferred financing costs, net	18,850	20,176
Other long-term assets	3,911	1,822

Total assets	$1,446,133	$1,448,773

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$125,734	$117,687
Short-term borrowings	3,147	3,169
Current maturities of long-term debt	3,302	3,373
Related party payable	866	1,249
Accrued expenses and other current liabilities	117,324	130,980

Total current liabilities	250,373	256,458
Long-term debt, less current maturities	692,051	693,485
Pension and other post-retirement liabilities	82,862	118,040
Deferred tax liabilities	135,007	112,714
Other long-term liabilities	2,328	2,425

Total liabilities	1,162,621	1,183,122
Contingencies
Shareholder’s equity
Common stock	320,038	320,000
Retained deficit	(17,400)	(19,870)
Accumulated other comprehensive loss	(19,126)	(34,479)

Total shareholder’s equity	283,512	265,651

Total liabilities and shareholder’s equity	$1,446,133	$1,448,773

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Successor	Combined	Successor	Predecessor
	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	January 1, 2011 through January 25, 2011
Net cash provided by (used in) operating activities	$18,836	$24,554	$33,895	$(9,341)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	—	(185,270)	(185,270)	—
Capital expenditures	(20,804)	(8,045)	(6,474)	(1,571)
Proceeds from sale of property, plant and equipment	1,968	180	180	—
Decrease in restricted cash	—	16,290	16,290	—

Net cash used in investing activities	(18,836)	(176,845)	(175,274)	(1,571)

Cash flows from financing activities:
Debt repayments	(1,691)	(4,931)	(2,298)	(2,633)
Payment of deferred financing costs	—	(20,448)	(19,528)	(920)
Payment of debt commitment fees	—	(5,945)	(5,945)	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	—	298,500	298,500	—
Issuance of Senior Notes	—	400,000	400,000	—
Repayment of 2010 Credit Facility	—	(423,938)	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	—	(360,115)	(360,115)	—
Equity contribution	38	320,000	320,000	—
Proceeds from exercise of stock options	—	1,077	—	1,077
Excess tax benefits from share-based payments	—	2,661	—	2,661

Net cash provided by (used in) financing activities	(1,653)	206,861	206,676	185
Effect of exchange rate changes on cash	(36)	446	319	127

Net increase (decrease) in cash and cash equivalents	(1,689)	$55,016	65,616	(10,600)

Cash and cash equivalents at beginning of period	67,697		—	200,330

Cash and cash equivalents at end of period	$66,008		$65,616	$189,730

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature, such as restructuring and redundancy costs, business acquisition, integration and optimization costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The UCI acquisition occurred on January 26, 2011. As such, our results of operations for the six months ended June 30, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the six months ended June 30, 2011 as if the UCI Acquisition had occurred on January 1, 2011. The column titled “Combined” on the following table represents the combination of Successor six months ended June 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined six months ended June 30, 2011. The combined Adjusted EBITDA of $77.0 million for the six months ended June 30, 2011 represents our Adjusted EBITDA had the UCI acquisition occurred on January 1, 2011.

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Successor
	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011
Net income (loss)	$(4.4)	$5.9
Income tax expense (benefit)	0.3	(0.8)
Net interest expense	13.8	13.8
Depreciation and amortization expense	12.8	13.7

EBITDA	22.5	32.6

Business optimization costs	4.2	—
Restructuring costs, net	3.8	0.7
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	2.3	2.5
Cost of defending class action litigation	0.4	0.6
New business changeover and sales commitment costs	—	0.4
Inventory step-up	—	0.6
Merger and acquisition costs	—	2.5
Swaption mark-to-market	—	0.7
Patent litigation costs	—	0.1
Resolution of pre-acquistion matter	—	0.2

Adjusted EBITDA	$33.2	$40.9

Net sales	$234.6	$251.9
Adjusted EBITDA margin	14.2%	16.2%

Schedule A (continued)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Combined	Successor	Predecessor
	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	January 1, 2011 through January 25, 2011
Net income (loss)	$2.5	$(42.2)	$(14.3)	$(27.9)
Income tax expense (benefit)	5.7	(22.0)	(8.0)	(14.0)
Net interest expense	27.7	28.5	23.8	4.7
Depreciation and amortization expense	25.8	24.8	21.9	2.9

EBITDA	61.7	(10.9)	23.4	(34.3)

Business optimization costs	6.5	—	—	—
Restructuring costs, net	3.8	0.8	0.8	—
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	5.5	3.2	3.2	—
Cost of defending class action litigation	0.9	3.8	3.0	0.8
New business changeover and sales commitment costs	0.2	0.5	0.5	—
Loss on early extinguishment of debt	—	24.2	—	24.2
Inventory step-up	—	16.4	16.4	—
Merger and acquisition costs	—	16.2	11.0	5.2
Non-cash stock-based compensation expense	—	15.1	—	15.1
Debt commitment fees	—	5.9	5.9	—
Swaption mark-to-market	—	0.9	0.7	0.2
Patent litigation costs	—	0.6	0.1	0.5
Resolution of pre-acquistion matter	—	0.2	0.2	—
Management fee	—	0.1	—	0.1

Adjusted EBITDA	$78.6	$77.0	$65.2	$11.8

Net sales	$496.2	$497.5	$418.7	$78.8
Adjusted EBITDA margin	15.8%	15.5%	15.6%	15.0%

Schedule A (continued)

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

Trailing Twelve Months Ended June 30, 2012
Net loss	$(1.8)
Income tax expense	12.8
Net interest expense	55.6
Depreciation and amortization expense	54.8

EBITDA	121.4

Business optimization costs	6.5
Restructuring costs, net	4.3
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	9.6
Cost of defending class action litigation	9.6
New business changeover and sales commitment costs	2.1
Merger and acquisition costs	0.3
Swaption mark-to-market	0.1
Patent litigation costs	0.3
Trademark impairment loss	3.8
Valuation allowance for non-trade receivables	0.4
Environmental accrual adjustment	0.3

Adjusted EBITDA	$158.7

Net sales	$987.7
Adjusted EBITDA margin	16.1%

Full period estimated effect of UCI’s cost savings and synergies (a)	32.1

Covenant Adjusted EBITDA (b)	$190.8

Net sales	$987.7
Covenant Adjusted EBITDA margin	19.3%

(a)	Reflects the full period estimated effect of UCI’s implemented but, as yet, unrealized cost savings initiatives and synergies, primarily associated with Rank’s acquisition of FRAM Group. As of June 30, 2012, UCI had implemented $57.8 million of annualized cost savings and synergies, of which $25.7 million had been realized. For the three and six months ended June 30, 2012, UCI incurred $5.2 million and $6.3 million, respectively, in operating expenses and $3.4 million and $7.6 million, respectively, in capital expenditures associated with these cost savings and synergies.

(In $ millions)	Implemented Cost Savings	Cost Savings Achieved	Implemented Cost Savings to be Achieved

Corporate synergies (i)	$16.0	$5.8	$10.2
Procurement savings (ii)	20.8	10.3	10.5
In-sourcing (iii)	15.0	8.5	6.5
Other (iv)	6.0	1.1	4.9

	$57.8	$25.7	$32.1

i.	Represents our estimated cost savings from cost sharing arrangements with FRAM Group related to overhead reductions, cost savings from synergies and reduced information technology costs.

ii.	Represents our estimated reductions in procurement costs resulting from benchmarking procurement costs and benefits of scale with FRAM Group.
iii.	Represents our estimated cost savings from in-sourcing the manufacturing of high volume parts.
iv.	Represents estimated cost savings from expenditure controls.

UCI expects to achieve approximately $65 million of cost savings and synergies by year end. UCI expects to incur an additional approximate $1.6 million in operating expenses and $12.5 million in capital expenditures associated with these cost savings and synergies in the last six months of 2012.

(b)	Reflects Adjusted EBITDA as defined in calculating covenant compliance and other ratios under UCI’s Senior Secured Credit Facility and the Indenture governing UCI’s 8.625% senior notes.